Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Eventcombo, Inc.
121 Newark Avenue 5th Floor
Jersey City, NJ 07302
www.eventcombo.com

Up to $1,069,999.44 in Series Seed-1 Preferred Stock at $1.14
Minimum Target Amount: $9,998.94

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Eventcombo, Inc.
Address: 121 Newark Avenue 5th Floor, Jersey City, NJ 07302
State of Incorporation: DE
Date Incorporated: September 28, 2015

Terms:

Equity

Offering Minimum: $9,998.94 | 8,771 shares of Series Seed-1 Preferred Stock
Offering Maximum: $1,069,999.44 | 938,596 shares of Series Seed-1 Preferred Stock
Type of Security Offered: Series Seed-1 Preferred Stock
Purchase Price of Security Offered: $1.14
Minimum Investment Amount (per investor): $100.32

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

In reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal shall not direct transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks**

Early Bird

Friends and Family - Day 5 to day 10 | 15% bonus shares

Super Early Bird - Day 10 to day 14 | 10% bonus

Early Bird Bonus - Day 14 to day 21 | 5% bonus shares

<u>Volume</u>

Tier 1 perk ($500+) - 2 Free Tickets per month for one year to an event of your choice ($100 ticket cap total)*

Tier 2 perk ($1000+) - 4 Free Tickets per month for one year to an event of their choice ($100 ticket cap total)*

Tier 3 perk ($5,000+) - 4 Free Tickets per month for one year to an event of their choice ($200 ticket cap per ticket)*

Tier 4 perk ($10,000+) - 5% bonus shares + host a single 6 Hour Virtual Event at no cost with a 1000 attendee limit. Plus 4 Free Tickets per month for one year to an event of their choice ($100 ticket cap total)*

Tier 5 perk ($25,000+) - Perk 4 + 10% bonus shares

Tier 6 perk ($50,000+) - Perk 4 + 15% bonus shares

All tickets are transferable but cannot be carried over to the following year.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Eventcombo, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series Seed-1 Preferred Stock at $1.04/share, you will receive 110 Preferred Stock, meaning you'll own 110 shares for $1040. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Eventcombo's technology allows organizations to host hyperlocal, dynamic virtual, in-person or hybrid events while consolidating the event experience into a single transaction. Organizers make more money, attendees get value and experience, merchants and brands get direct access to a captive audience.

Eventcombo operates a SaaS (Software as a Service) model where businesses pay Eventcombo to license and use its web based technology for their event management.

Event organizers create, modify, and manage their events through Eventcombo's software.

Attendees register for and buy tickets for events on Eventcombo.

Eventcombo generates revenue from organizers who pay to use Eventcombo + Eventcombo charges a nominal fee to attendees per ticket transaction.

Competitors and Industry

Eventcombo's competitors are 20 year old legacy platforms such as Cvent and Eventbrite. The event industry is primarily stuck with older technologies. As a result, the market is hungry for a new and evolved solution. Hence our tailwind driven momentum/traction.

The event industry has two types of platforms: in-person and virtual. Some platforms sell their services for "hybrid" events but upon analysis, you can determine they are only in-person or virtual but not both. Eventcombo is both in-person and virtual as it has an in-person registration and event management capability and Eventcombo has built its very own in-house virtual streaming service called Fireworks.

Therefore, making it unique, Eventcombo's technology provides software solutions for virtual, hybrid and in-person events.

Eventcombo operates in the event industry and serves customers in the enterprise, associations, universities, non profits and community-based events.

Current Stage and Roadmap

Eventcombo is post revenue and in growth stage.

In addition to our existing, robust state of the art platform, we have introduced our Fireworks product, disrupting the seismic shift in virtual and hybrid events. To leverage the opportunity, we are establishing new B2B partnerships with event production firms and event organizers.

Our existing event management software technology is very advanced and sophisticated having been in the market for a number of years.

Our next set of milestones include continuing to enhance and refine our newly launched Fireworks solution for virtual and hybrid events. As this new market grows, our virtual and hybrid service shall grow with the market.

As part of this fundraise, we plan to achieve increased relationships with B2B enterprises to experience additional revenue and market expansion.

The Team

Officers and Directors

Name: Saroosh Gull

Saroosh Gull's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: September 28, 2015 - Present
  Responsibilities: Responsibilities are to oversee and provide guidance to sales operations, oversee engineering + product development, oversee marketing operations, oversee client relationships, manage direct reports, and provide investor relations. Saroosh does not currently take any salary.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Preferred Equity shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract

business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Preferred Equity shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the event, media or travel software industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Although an initial public offering is a potential path for the Company, it is not likely. Similarly, we do not expect to issue dividends to investors, even if we are in the position to do so. Instead, we intend to re-invest profits back into the Company in an effort to drive growth. As a result, the most likely path to making a positive return on your investment is through a successful sale of the business. Even if we achieve our revenue plans, it is possible that market conditions will lead us to conclude that a sale is not viable, not in the best interest of the shareholders at that time, or inappropriate for any number of reasons. Because your return on this investment is likely tied to the sale of the Company, there are a wide range of factors that will impact the value of your investment that are out of our control, including, but not limited to, the selling environment, the number of interested purchasers, the perceived value of our brand and our intellectual property, comparable recent sales in our industry and other industries, the projected performance of the event industry at the time of the sale, the cost of capital, and the perceived synergies between our Company and the acquirer.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We may need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online event management for in-person, virtual and hybrid events. Our revenues are therefore dependent upon the market for online event management for in-person, virtual and hybrid events.

Minority Holder; Securities with No Voting Rights
The Preferred Stock that an investor is buying has no voting rights attached to them.

This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. It should further be assumed that competition will intensify.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment, we may not be able to locate or attract qualified individuals for such positions when we need them. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The Company is vulnerable to hackers and cyber-attacks

As any internet-based business, we may be vulnerable to hackers who may breach our systems. Further, any significant disruption in service on Eventcombo, Inc. or in its systems could reduce the attractiveness of the platform and result in a loss of users and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Eventcombo, Inc. could harm our reputation and materially negatively impact our financial condition and business.

There are several potential competitors who are better positioned than we are to take the majority of the market

The event industry is well-developed and highly competitive. There are several large and established companies with the engineering talent, economic resources and relationships needed to develop a competitive product. Many of these platforms also have well-recognized brand names and established relationships that could enable them to successfully market and sell a competitive product. The advantage they will have because of their scale and network could become insurmountable for us. As a result, it is possible that our product could be forced out of the market by larger, more established players. If that occurs without these larger players needing to obtain a sublicense from us, then the value of your investment would be greatly diminished.

Our current or future products could have a latent design flaw or defect

Our new products could fail to achieve the sales traction we expect Our growth projections are based on an assumption that we will be able to successfully launch a competitively priced product and that it will be able to gain traction in the marketplace at a fast rate. It is possible that our new product will fail to gain market acceptance for any number of reasons. If the new product fails to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We could fail to achieve the growth rate we expect even with additional investments

We expect to generate a significant amount of growth from the investments we will make into marketing a superior product following this offering and the private placement that we are conducting concurrently. Due to possible unforeseen considerations or unforeseen market conditions outside of our control, our marketing efforts may not generate a significant increase in sales volume. If this is the case, we may be forced to cease this additional marketing spend and reduce our growth rate. A slower growth rate will lengthen the time it takes for us to achieve our revenue goals and reduce the value of the Company, thereby reducing the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including web hosting, email hosting, cloud hosting. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their service that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in any of our partner's operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The loss of one or more of our key personnel, or our failure to attract and retain other

highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, engineering, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on the timely payment of accounts receivable by our clients, some of whom may go out of business with debts outstanding to us

We offer monthly payment plans and split payment agreements to our clients. If in such a case a client were to default on their invoiced amount due to us, we may be at risk for revenue loss. Moreover, even if a client does not go out of business, clients could refuse to pay debts owed to us, forcing us to pursue a lengthy legal process to collect these debts. Not only would such a scenario be expensive, but it would greatly delay the collection of cash that we may need to fund our business. The shuttering of a significant number of our clients could leave us with an unexpected reduction of cash and a diminished ability to sell services in the market. This could curtail our growth and adversely impact the value of your investment.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Saroosh Gull	10,000,000	Common Stock	43.19
Saroosh Gull	846,912	Series Seed Preferred Stock	43.19

The Company's Securities

The Company has authorized Common Stock, Class B Common Stock, Series Seed Preferred Stock, and Series Seed-1 Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 938,596 of Series Seed-1 Preferred Stock.

Common Stock

The amount of security authorized is 30,000,000 with a total of 14,281,347 outstanding.

Voting Rights

1 vote per share

Material Rights

The total amount outstanding on a fully diluted basis (14,281,347) includes 12,000,001 shares issued, 2,097,333 shares to be issued pursuant to outstanding stock options and 184,013 shares to be issued pursuant to outstanding warrants.

Class B Common Stock

The amount of security authorized is 1,250,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

There are no material rights associated with Class B Common Stock.

Series Seed Preferred Stock

The amount of security authorized is 9,850,000 with a total of 7,756,516 outstanding.

Voting Rights

1 vote per share

Material Rights

Liquidation & Dissolution Preference: in the event of liquidation or dissolution, holders of shares of Preferred Stock will be entitled to any payments before the holders of Common Stock.

Series Seed-1 Preferred Stock

The amount of security authorized is 1,250,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series Seed-1 Preferred Stock.

Material Rights

Liquidation & Dissolution Preference: in the event of liquidation or dissolution, holders of shares of Preferred Stock will be entitled to any payments before the holders of Common Stock.

What it means to be a minority holder

As a minority holder of Preferred Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to

offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $930,500.00
  Use of proceeds: sales and tech build out
  Date: July 23, 2018
  Offering exemption relied upon: 506(b)

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $255,000.00
  Number of Securities Sold: 1,021,756
  Use of proceeds: marketing and sales
  Date: August 15, 2019
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

1. For 2018 and 2019, we experienced growth based on our sheer market demand without any investment in sales or marketing.

2. While we previously operated on an accrual basis, in 2019, we shifted to a cash basis. Due to this, it appears to show 10% less growth from 2018 to 2019, when in fact we experienced approx. 20% growth from 2018 to 2019.

3. While revenue grew from 2018 to 2019, we maintained a lower margin of profit to fuel this growth, showing our margins decreasing to approx. 6%. This short-term strategy helped to secure long-term gains and position us for 20% margins in 2020 and beyond.

Historical results and cash flows:

1. Our development costs were our largest area of expenditure. Since our product's scalability is most important to our business, we invest largely into technology.

2. Going forward, besides technology, our most important area for cash investment is in sales and marketing. As our product is sophisticated, we have to educate and create awareness in the marketplace. Sales and marketing is above all, our core focus for 2021 and beyond.

3. We previously generated cash from investment and from sales of our services. We require investment to fuel our growth.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Cash on hand from previous round (approx. $125K) and there is less than $15K overall debt.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We have funds for a runway. The funds from our funding campaign will fuel our growth.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are a part of our growth plan and will be utilized to implement the next stages of our sales and marketing strategy to scale.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We have existing income from the business to continue operating at our current OpEx ($20K/month). Our runway extends out to approx. 6 months.

How long will you be able to operate the company if you raise your maximum funding goal?

Our runway will increase to approx. 24 months assuming a monthly OpEx of $40K-$75K. Considering the business generates revenue on top of the $40K/month OpEx derived from a $1M raise.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We plan to raise a large Series A

Indebtedness

- **Creditor:** Wells Fargo Credit
  Amount Owed: $15,000.00
  Interest Rate: 10.0%

Related Party Transactions

- **Name of Entity:** Saroosh Gull
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Invested $105K into the company in exchange for Series-Seed Preferred Stock.
  Material Terms:

Valuation

Pre-Money Valuation: $25,123,163.82

Valuation Details:

Valuation Disclaimer

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock, if any, is converted to common stock;

(ii) all outstanding options, warrants, and other securities, if any, with a right to acquire shares are exercised; and

(iii) any shares reserved for issuance under a stock plan, if any, are issued.

Valuation Basis

The Company set its valuation internally, without a formal-third party independent evaluation. We considered:

1. The sheer market size is large and growing. Based on recent comps of companies having raised at even larger valuations:

Airmeet raised at a ~$38M valuation in its Series A round in 2020.

Source: pitchbook and https://techcrunch.com/2020/09/15/virtual-events-platform-airmeet-raises-12m/

Run the World raised at a ~$51M valuation in its Series A in 2020.

Source: pitchbook and https://techcrunch.com/2020/05/21/virtual-events-startup-run-the-world-just-nabbed-10-8-million-from-a16z-and-founders-fund/

Hopin raised at a 244.88M valuation in a series A seed round and a 2.1B valuation in its series B round in 2020.

Source: pitchbook and https://techcrunch.com/2020/06/25/hopin-raises-40m-series-a-as-its-virtual-events-business-accelerates/

https://www.theinformation.com/articles/virtual-events-startup-hopin-discusses-valuation-as-high-as-2-billion-in-new-round

2. None of these platforms have an in-person event management software capability. Eventcombo has an in-personal event management capability.

3. Based on our analysis of market trade publications and data retrieved from PitchBook, we found that the existing competitors in the space are ahead of us in the following categories and their valuations and revenue reflect these below estimates as compared to our company:

Hopin | Eventcombo

Employees: 200 | 20

2020 February Revenue Trajectory and Valuation $1.5M ARR ($244.88M valuation) | $1M ARR ($25M valuation)

Product: Early stages, virtual-only | In-Person + Virtual v0.1

Sources: Above articles, Pitchbook and LinkedIn

Airmeet | Eventcombo

Employees: 138 | 20

Revenue at September 2020 funding and Valuation $1.5M ARR ($38M valuation) | $1M ARR ($25M valuation)

Product: Early Stages, virtual-only | In-Person + Virtual v0.1

Sources: Above articles, Pitchbook and LinkedIn

Runtheworld | Eventcombo

Employees: 52 | 20

Revenue at time of initial funding and Valuation: $1M ARR ($51M valuation) | $1M ARR ($25M valuation)

Product: Early Stages, virtual-only | In-Person + Virtual v0.1

Sources: Above articles, Pitchbook and LinkedIn.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.94 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  50.0%
  increasing sales and marketing to fuel grow

- *Research & Development*
  28.5%
  To continue innovating technology and advancing growth

- *Operations*
  18.0%
  Increase support infrastructure to manage the existing+growing demand

If we raise the over allotment amount of $1,069,999.44, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  50.0%
  Increase sales and marketing to fuel growth

- *Research & Development*
  28.5%
  To continue innovation to advance growth

- *Operations*
  18.0%
  To increase support infrastructure to fulfill demand+growth

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.eventcombo.com (We will create an investor relations section on eventcombo.com).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/eventcombo

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Eventcombo, Inc.

[See attached]

EVENTCOMBO, INC.

(a Delaware corporation)

Unaudited Financial Statements for the calendar

Years Ended December 31, 2019 and 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

October 16, 2020

To: Board of Directors, EVENTCOMBO, INC.

Re: 2019-2018 Financial Statement Review

We have reviewed the accompanying financial statements of EVENTCOMBO, INC. (the "Company"), which comprise the balance sheet(s) as of December 31, 2019 and 2018, and the related statements of income, owners' equity/deficit and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,



IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

EVENTCOMBO, INC.
BALANCE SHEET
As of December 31, 2019 and 2018
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

ASSETS		2019		2018
Current Assets				
Cash and cash equivalents	$	47,113	$	47,315
Other current assets		0		54,954
Total current assets		47,113		102,269
Total Assets	$	47,113	$	102,269
LIABILITIES AND OWNERS' EQUITY				
Current Liabilities				
Accounts and credit cards payable	$	0	$	13,268
Line of credit		15,732		19,126
Total Current Liabilities		15,732		32,394
Convertible notes		0		930,500
Accrued interest payable		0		277,964
Total Liabilities		15,732		1,240,858
OWNERS' EQUITY				
Common Stock (12,000,001 and 12,000,001 shares issued and outstanding as of December 31, 2019 and 2018, respectively)		171,203		171,203
Series Seed Preferred Stock (8,778,272 and 0 shares issued and outstanding as of December 31, 2019 and 2018, respectively)		1,014,297		0
Retained deficit		(1,154,119)		(1,309,792)
Total Owners' Equity		31,381		(1,138,589)
Total Liabilities and Owners' Equity	$	47,113	$	102,269

EVENTCOMBO, INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2019 and 2018
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2019	2018
Revenues, net	$ 818,795	$ 767,675
Less: cost of goods sold	773,213	692,640
Gross profit	45,582	75,035
Operating expenses		
Selling, general and administrative	163,580	197,507
Marketing	10,000	6,818
Total operating expenses	173,590	204,325
Net Operating Income (Loss)	(128,008)	(129,290)
Interest income (expense), net	0	(93,741)
Beneficial feature of convertible note conversion	283,681	0
Tax provision (benefit)	0	0
Net Income (Loss)	$ 155,673	$ (223,031)

EVENTCOMBO, INC.
STATEMENT OF OWNERS' EQUITY
For Years Ending December 31, 2019 and 2018
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

| | Common Stock | | Series Seed Preferred | | Retained | Total Owners' |
	# of shares	$	# of shares	$	Earnings/(Deficit)	Equity
Balance as of January 1, 2018	12,000,001	$ 171,203	0	$ 0	$ (1,086,761)	$ (915,558)
Net income (loss)					(223,031)	(223,031)
Balance as of December 31, 2018	12,000,001	171,203	0	0	$ (1,309,792)	$ (1,138,589)
Issuance of preferred stock			1,012,756	255,000		255,000
Conversion of convertible notes into Series Seed Preferred Stock			7,756,516	759,297		1,208,465
Net income (loss)					155,673	(502,877)
Balance as of December 31, 2019	12,000,001	$ 171,203	8,778,272	$ 1,014,297	$ (1,154,119)	$ 31,381

EVENTCOMBO, INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2019 and 2018
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2019	2018
Operating Activities		
Net Income (Loss)	$ 155,673	$ (223,031)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Less: Beneficial feature of convertible note conversion	(171,203)	0
Changes in operating asset and liabilities:		
(Increase) Decrease in other current assets	54,954	(24,034)
Increase (Decrease) in interest payable	(277,964)	93,741
Increase (Decrease) in accounts and credit cards payable	(13,268)	13,334
Net cash used in operating activities	(251,808)	(139,990)
Investing Activities		
None	0	0
Net cash used in operating activities	0	0
Financing Activities		
Proceeds from issuance of convertible notes	0	150,000
Proceeds from the issuance of new money shares	255,000	0
Proceeds/(repayment) of line of credit	(3,394)	15,801
Net change in cash from financing activities	251,606	165,801
Net change in cash and cash equivalents	(202)	25,811
Cash and cash equivalents at beginning of period	47,315	28,325
Cash and cash equivalents at end of period	$ 47,113	$ 47,315

EVENTCOMBO, INC.
NOTES TO FINANCIAL STATEMENTS
See Accountant's Review Report
AS OF DECEMBER 31, 2019
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

EVENTCOMBO, INC. (which may be referred to as the "Company", "we," "us," or "our") was incorporated in Delaware on September 25, 2015. The Company operates an online event hosting software platform.

Since Inception, the Company has relied on securing convertible loans, capital contributions and product sales to fund its operations. As of December 31, 2019, the Company had negative retained earnings and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 3). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 9) and the receipt of funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. In 2019, the world economy suffered a global slowdown while dealing with the COVID-19 pandemic. The Company's business may also be affected during this time.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019 and 2018, the Company had $47,113 and $47,315 of cash on hand, respectively.

Fixed and Long-Lived Intangible Assets
Property, equipment and intangible assets are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to seven years. Amortization is provided using the straight-line method based on the useful life of software, patents and copyrights. Other intangibles such as goodwill are not amortized but rather tested for impairment. Amortization of software development costs are discussed below.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of December 31, 2019 and 2018, the Company had no fixed or intangible assets.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenues through the use of its software platform and earns fees paid for by customers. The Company records revenues based on event tickets sold and recognizes cost of sales according to the payouts to the event hosts.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2019 and 2018, the Company had no accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the

Company's estimate of the allowance for doubtful accounts will change. The Company does not believe that any of the accounts receivable balance is reasonably uncollectible at this time.

Advertising
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2016 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – DEBT

The Company has long-term convertible notes outstanding during 2019 and 2018. As of December 31, 2019 and 2018, the Company had balances of $0 and $930,500, respectively. All of the convertible notes accrued interest at a rate of 10 percent. Of the $930,500 balance as of December 31, 2018, $796,500 had a conversion cap of $2,000,000 on their conversion. The remainder had a conversion cap of $4,000,000. As of July 15, 2019, all of the convertible notes principal and accrued but unpaid interest converted into 7,756,516 shares of Series Seed Preferred Stock.

NOTE 5 – INCOME TAX PROVISION

The Company has filed its corporate income tax return for the period ended December 31, 2019 and 2018. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from Inception through December 31, 2019 and the deferred tax asset from such losses have been fully valued based on their uncertainty in being used.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 7 – EQUITY

The Company had 12,000,001 shares of common stock outstanding as of December 31, 2019 and 2018. In 2019, the Company issued 1,021,756 shares of preferred stock in an offering that raised $255,000 as well as the issuance of 7,756,516 shares of preferred stock as part of conversion of previously issued convertible notes. Only the founder and chief executive, Mr. Saroosh Gull beneficially owns more than 20 percent of the equity of the Company on a fully diluted basis.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company does not have any transactions among related parties aside from those occurring within the normal course of business.

NOTE 9 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 of securities. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through StartEngine and its FINRA approved Regulation CF portal. StartEngine is being compensated under customary terms for facilitating the Crowdfunded Offering.

Management's Evaluation
Management has evaluated subsequent events through October 16, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


This offering is not live or open to the public at this moment.

Eventcombo
Next Generation of Event Technology





⊘ **Website**   📍 Jersey City, NJ | ADVERTISING AND MARKETING | | BUSINESS TO BUSINESS |

Eventcombo is the next generation of event technology: Virtual, in-person, or hybrid. Eventcombo's technology drives engagement and increases conversion. Eventcombo goes beyond event registration, enabling end-to-end capabilities and scalable solutions for marketing, event websites, logistics, travel, hotel, transportation, and hyperlocal experiences. Eventcombo is a complete organization solution, with endless integrations, CRM, ticketing, donations, memberships, silent auctions, and communications.

$0.00 raised ⓘ

0	$25.1M
Investors	Valuation
$1.14	**$100.32**
Price per Share	Min. Investment
Preferred	**Equity**
Shares Offered	Offering Type
$1.07M	**Reg CF**
Offering Max	Offering

INVEST NOW


⚡ This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview   Team   Terms   Updates   Comments   ♡ Follow

Reasons to Invest

- #SinglePlatform event solution for virtual, in-person or hybrid events, benefitting organizers, attendees, and ancillary brands.

- COVID-19 destroyed the event industry, Eventcombo is helping bring it back.

- The estimated global market for events is $1+ trillion.

Events 3.0: Invest in the future of events

The future of events has changed forever, and Eventcombo leads the charge. In 2017 our co-founders launched a solution for event creators and attendees that synthesized the fragmented event experience. Eventcombo is a new, evolved experience that brings together the entire event ecosystem, from ideation to attendance. Our powerful platform solves the frustration and provides access to the event ecosystem for the $2 trillion event industry (2026), revolutionizing the way we create and experience events.

Eventcombo is the all-in-one solution for attendees and organizers alike. Attend a conference, and book your rideshare, parking, hotels, and food - all in our unique platform.

COVID-19 destroyed the event industry (source), Eventcombo is helping to bring it back. Post COVID-19, our platform enables virtual and hybrid events emphasizing the same excitement and communal experience.

In addition to having a state of the art virtual, in-person, and hybrid solution, Eventcombo also offers a hyperlocal approach, with its "in-home" experiences. Add local restaurant delivery or pick-up, wine, beer, coffee packages, merchandise, all being delivered so you can enjoy your events with a complete experience.

> " *We have experienced an overwhelming, unprecedented demand since the pandemic started and are privileged to be able to bring people together and enjoy experiences through our platform during these evolving times and into the future.*

Saroosh Gull, CEO

THE PROBLEM

Compromised customer data, revenue, and a demand for more valuable experiences

Based on our experience, many organizations create countless events on platforms where they hand over events and customer data to third parties. Organizations then direct all business to event platforms, and are left out of the very event economy they are responsible for creating in the first place.

Meetings, events, and all associated expenses account for $325bn of direct organization spending (source). The event economy makes billions from events, but organizers see just a fraction of the revenue.

The Fragmented Attendee Experience
Can Be Frustrating
To Do List
Book tickets → Event website
Schedule Uber/Lyft → Phone apps
Figure out parking → Venue website
Book lodging → Local hotel websites
Book airfaire → Airline websites
Figure out food plan → Google local restaurants

The attendee experience is fragmented. With most event platforms, attendees have to book tickets, Uber, Lyft, parking, lodging, airfare, food, and more on completely separate platforms. With a post COVID-19 world, virtual and hybrid events grow stale, missing a truly immersive experience.

Selling and buying tickets is simply not enough for today and tomorrow's sophisticated event creators and attendees.

THE SOLUTION

The entire event ecosystem at your

fingertips

> *"Introducing a virtual gateway into the future of events...Engage with your audience like never before.*
>
> **Saily Joshi,** VP Business Developement

Eventcombo provides a consolidated platform with the entire event ecosystem at your fingertips. We are transferring the value of data back to organizations, where it belongs.

Eventcombo empowers organizers to plan and market virtual events through COVID-19 restrictions and beyond into local in-person events. From bringing together hyperlocal restaurant food delivery/pick-up to integrated rideshares and hotels, Eventcombo is an all-in-one event solution.



Eventcombo makes virtual and in-person events communal and relationship-based. Our platform is the next generation of event technology, with a revolutionary approach to events and event marketing that drives engagement and increases conversion rates.

Our platform brings endless integration capabilities along with the traditional customer relationship management, such as ticketing, donations, memberships, silent auctions, marketing, event websites, logistics, travel, hotel, transportation, hyperlocal experiences, and communications. Eventcombo is the ultimate

hyperlocal experiences. and communications." Eventcombo is the ultimate solution for organizations that want a robust scalable event software.

THE MARKET

A snowballing demand for virtual events brings high market growth to existing large market

The event industry has not evolved in over 20 years, making it the perfect target for tech-based disruption. Eventcombo is uniquely positioned to capture significant market share as it includes virtual events and meeting platform, an in-person event platform, and a hybrid event platform.

The global events market size was valued at $1 trillion in 2018 and is expected to grow at a compound annual growth rate of 10.3% to reach 2 Trillion by 2026 (source). The concert and event promotion industry in the U.S. is valued at $23 billion (source). Meetings and events account for $325 billion of direct spending (source).


Explosive Addressable Market
2018
$1 Trillion
2026
$2 Trillion

By 2026, the global events market is set to increase to $2 Trillion due to a rise in the number of corporate events, growing prominence of social networking sites and digital marketing, increased need to improve competitive responsiveness, and a rise in information convergence (source).

Eventcombo's sheer momentum is supported by the large industry where multiple players are crawling over each other with identical solutions. Eventcombo has been able to distinguish itself as a different, fresh solution provider with unmatched offerings.

Collectively, Eventcombo is targeting a SOM within the approx. $2 Trillion event

Collectively, Eventcombo is targeting a SOM within the approx. [illegible]
market size, plus access to a much larger ancillary revenue stream.

Eventcombo developed a solution that addresses all of these growing market points to break open a 20-year-old mindset.

OUR TRACTION

A proven, loved product built for momentum

We've serviced over 40,000 events to date with almost 7,500 organizations. We partner, with strong global brands such as ParkWhiz, Uber, Lyft, and through Stay22, with Airbnb and Marriott to ensure full event coverage for our clients.


40,000
Events to Date
PARKWHIZ
lyft
airbnb
Marriott
Uber
Partners
7,500
Organizations & Clients

*We work with our partner, Stay22, for lodging that integrates directly with Airbnb and others.

Since Eventcombo launched its baseline event management solution, we have experienced growth due to tailwind momentum.

We knew there was a demand for a new, evolved event experience. We built our product to offer a disruptive, enhanced user engagement with a sophisticated UX/UI. As a result, we immediately achieved product-market fit.


wth Since Ju

*Growth measured solely based on the number of customers from June 2020 to Nov 2020

Our platform and capabilities rival those of 100+ million-dollar platforms such as Eventbrite, Cvent.

Post Covid-19 (since July 2020), we've restored 100% of our revenue (crossing the 100K monthly mark) and are on track for stronger growth. Below are additional data points around our market adoption.

We live by metrics. Here are some key success points:



Sales Conversion Rates
20-30%
Retention Rate
99%
Clients Who Are First-Time Event Technology Users
60%
Clients Who Converted From Existing Legacy Platforms
40%

The above numbers demonstrate the strong foundation and operational excellence we have established. It is time to scale.

WHAT WE DO

The one-stop-shop event platform & our virtual solution, Fireworks

We know events, through and through. Eventcombo is an all-inclusive solution for events of all sizes. We go beyond just event registration and are a full-service

event destination with quick and easy setup, ticketing mechanisms, the ability to integrate directly onto your website or host on ours, and social/digital media marketing through our platform.


Los Angeles
2 DAY EVENT PLANNING
CERTIFICATE PROGRAM
February 20-21, 2021

Eventcombo is the only Event platform to provide a holistic ecosystem for events online, offering over 65 comprehensive features.


eventCOMBO
EventMaker: Event Website Builder
Event Registration
Custom Data Collection
Fireworks: Virtual Event Solutions
Sponsor Integration
Private Label Solution







Silent Auction/
Fundraising
Event Marketing

Introducing Fireworks

fire WORKS

Imagine MORE Convention 2020
OLA
Welcome!
MORE
FASTSIGNS
Speakers
Attendees
Schedule
Sponsors

THE BUSINESS MODEL

Several concurrent revenue streams from

organizations to attendees

How Eventcombo Works



Eventcombo Generates
More Revenue

Organizations
Make more money

Attendees
Save time & money

Merchants & Brands get direct
access to their target captive
audience & save on CAC

Our core revenue streams come from organizations that host events, merchants, and brands for ancillary revenue, and attendee fees. These revenue streams include pricing for SaaS, Per Event, Per Ticket and Per experience Add-On.

We offer free event services for free events. With events that require ticket purchases, we earn a revenue percentage of each ticket or bundle of tickets sold. Events that utilize our fully-integrated digital marketing platforms such as email and social media promotion, and partnerships with companies Uber & Lyft, we earn revenue through each additional service provided.

We Make Money In Several Concurrent Streams

Organizations
....
Average $3000

**Merchants & Brands
Ancillary Revenue**
....


per event
20-40%
of event sales
Attendees
Pay
nominal fees

HOW WE ARE DIFFERENT

The Eventcombo difference: enhancing the event experience for everyone

Unlike competitors in the virtual event space, we create an overall enhanced event experience for our users. Most platforms do not integrate email, digital, and web marketing seamlessly into their event systems. Our solutions offer support through every step of the way.

We bring enhanced, smoother user experience to the event world. Our unique single-solution offering for in-person, virtual, and hybrid events brings the ancillary event industry online. We have a consolidated single transaction for the entire event ecosystem, from tickets and transportation to parking and lodging.


Our Solutions Offer Support Every Step Of The Way
Integrated Email
Digital & Web Marketing
24/7 Customer Service

Our unique private label solution keeps critical customer data and branding safe, streamlining traffic to your page. Our Fireworks module creates an immersive, at-home event experience.

Our platform also integrates with Zoom, Facebook Live, YouTube, WebEx, and

more, ensuring a smooth virtual event from ticketing to streaming.

Integration With



LinkedIn LIVE
zoom
cisco
YouTube

Partnerships With

PARKWHIZ
lyft
airbnb
Marriott
Uber

*We work with our partner, Stay22, for lodging that integrates directly with Airbnb and others.

THE VISION

Pioneering the future of events

Our goal is for Eventcombo to be the premier virtual, in-person and hybrid event platform with the most robust technology, providing the best possible event tech to brands and organizations worldwide.

With significant event market demand, our application is set for rapid growth. As the entire event industry resets, for the first time in history, there is an opportunity for a number one platform to rise.

Because we are innovating in the early stages of the virtual and hybrid event market, we aim to become a dominant force in the events industry, offering a virtual gateway to the future of events.



2yrs • • • • • • • • • 3yrs

Become a dominant force in the events industry, building a virtual gateway to the future of events

OUR LEADERSHIP

The right team, the right idea, at the right

The right team, the right idea, at the right time

Eventcombo is driven by an experienced and agile team. Our founding and core members have entrepreneurial backgrounds as well as top-down experience from some of the world's most influential companies.

Our CEO, Saroosh Gull has worked at Chase and Pfizer with over 20 years of experience in business development and events. Our VP of Business Development, Saily Joshi is an attorney turned entrepreneur, leading business development and operations with a corporate background in events. Our Head of UX, David Solodukho is an information architect, previously with American Express and Jet.com. Syed Ali, our CTO, is a full-stack engineer and infrastructure SME, working in the past with Gucci and L'Oreal.

We've come together as the right team, with the right idea at the right time.

With combined experience in tech development as well as in running a global business, Eventcombo is led by a versatile force, positioning our company for great accomplishments.

WHY INVEST

Investing in the future of event technology

With rapid growth to virtual events in this current climate and an uprising new market for hybrid events, Eventcombo plans to lead.

Investing in Eventcombo invests in:

- A strong, experienced team with deep knowledge of technology, operations, events, business development, competitiveness, and scaling large enterprises
- Powerful, full product with traction backed by market validation
- Generating revenue with a proven formula for growth
- Compelling client-ambassadors (source)
- Demonstrated agility with quick thinking proactive approach to market conditions, as proven by a strong launch into virtual events
- Alternative, superior platform advantage

Investing in Eventcombo invests in...



With a growing and satisfied client base, boasting 40,000 events already hosted, our company continues to grow as we provide tools for all events and is now positioned for market leadership.

Our unique, winning approach to an industry hungry for our solution makes for a great investment opportunity. Invest in Eventcombo, and be a part of the journey to disrupt an entire industry.



Uber and Lyft

Fireworks

Hire additional

September 2015 — Company Founded
To bring event economy into the transaction

August 2016 — Product Launched
First full year in operation: 2017

December 2017 — Uber and Lyft launched
Transportation becomes available to and from events during ticket booking

August 2018 — ParkWhiz Launched
Access to parking lots across the US becomes available for attendees during ticket booking

March 2019 — 20-30% Conversion rates
Began achieving higher conversion rates

February 2020 — 40,000 events serviced
Major milestone, mature product servicing over 40,000 events

July 2020 — Virtual event platform launched
The journey to go virtual begins

December 2020 — Start Engine Launched
Launched fundraising on StartEngine

Increase Marketing + Sales — Hire additional staff for marketing and sales
Target to grow

2021 — Lead market in innovation
Become market leader for top of mind placement in the industry

In the Press

The Tech Tribune



Skift

The Tech Tribune

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Meet Our Team











Saroosh Gull
CEO

Saroosh Gull has worked at big brands like Chase and Pfizer with over 20 years of IT experience in business development and events. At Chase, Saroosh was responsible for capturing functional requirements for and implementing the multi-billion dollar flagship P2P payment product, Quickpay (now Zelle). Leading the charge to flip an entire industry on its head, Saroosh takes the helm for Eventcombo's overall direction.



Saily Joshi
VP Business Development

Saily Joshi is an attorney turned entrepreneur, leading business development and operations with a corporate background in events. Saily drives the sales activities for Eventcombo, managing enterprise relationships and fostering a culture of inclusion and giving back to the community.



David Solodukho
Creative / Head of UX

David Solodukho is an information architect, previously with American Express and Jet.com. With a brilliant approach to information consumption and display, David is responsible for the end user experience of Eventcombo, from front end to back end architecture and how data is consumed and displayed falls under David's responsibility.





Syed Ali
Head of Technology

Syed is a full-stack engineer and infrastructure SME, working in the past with Gucci and L'Oreal. Syed is responsible for the architecture and infra of all of Eventcombo's environments, while driving the team to its mission-critical deliveries, week in, week out. The entire tech stack and engineering program is managed by Syed.



Offering Summary

Company : Eventcombo, Inc.

Corporate Address : 121 Newark Avenue 5th Floor, Jersey City, NJ 07302

Offering Minimum : $9,998.94

Offering Maximum : $1,069,999.44

Minimum Investment Amount (per investor) : $100.32

Terms

Offering Type : Equity

Security Name : Series Seed-1 Preferred Stock

Minimum Number of Shares Offered : 8,771

Maximum Number of Shares Offered : 938,596

Price per Share : $1.14

Pre-Money Valuation : $25,123,163.82

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

In reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal shall not direct transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks**

Early Bird

Friends and Family - Day 5 to day 10 | 15% bonus shares

Super Early Bird - Day 10 to day 14 | 10% bonus

Early Bird Bonus - Day 14 to day 21 | 5% bonus shares

Volume

Tier 1 perk ($500+) - 2 Free Tickets per month for one year to an event of your choice ($100 ticket cap total)*

Tier 2 perk ($1000+) - 4 Free Tickets per month for one year to an event of their choice ($100 ticket cap total)*

Tier 3 perk ($5,000+) - 4 Free Tickets per month for one year to an event of their choice ($200 ticket cap per ticket)*

Tier 4 perk ($10,000+) - 5% bonus shares + host a single 6 Hour Virtual Event at no cost with a 1000 attendee limit. Plus 4 Free Tickets per month for one year to an event of their choice ($100 ticket cap total)*

Tier 5 perk ($25,000+) - Perk 4 + 10% bonus shares

Tier 6 perk ($50,000+) - Perk 4 + 15% bonus shares

All tickets are transferable but cannot be carried over to the following year.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Eventcombo, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series Seed-1 Preferred Stock at $1.04/share, you will receive 110 Preferred Stock, meaning you'll own 110 shares for $1040. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State



I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE RESTATED CERTIFICATE OF "EVENTCOMBO, INC.", FILED

IN THIS OFFICE ON THE TWENTY-FIFTH DAY OF NOVEMBER, A.D. 2020,

AT 12:51 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

5833645 8100

SR# 20208494199

You may verify this certificate online at corp.delaware.gov/authver.shtml

Authentication: 204182571

Date: 11-30-20

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:51 PM 11/25/2020
FILED 12:51 PM 11/25/2020
SR 20208494199 - File Number 5833645

EVENTCOMBO, INC.

RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

EventCombo, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"), does hereby certify as follows.

1. The name of this corporation is EventCombo, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on September 25, 2015 under the name EventCombo, Inc.

2. The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

> RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3. Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. This Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 24th day of November, 2020.

By: Saroosh Gull

Saroosh Gull, Chief Executive Officer

Exhibit A

EVENTCOMBO, INC.

RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I: NAME.

The name of this corporation is EventCombo, Inc. (the **"Corporation"**)

ARTICLE II: REGISTERED OFFICE.

The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle 19808. The name of its registered agent at such address is Corporation Service Company.

ARTICLE III: PURPOSE.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE IV: AUTHORIZED SHARES.

The total number of shares of all classes of stock which the Corporation shall have authority to issue is (a) 30,000,000 shares of Common Stock, $0.0001 par value per share (**"Common Stock"**), and (b) 11,100,000 shares of Preferred Stock, $0.0001 par value per share (**"Preferred Stock"**). The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Restated Certificate of Incorporation (this **"Restated Certificate"**) (i) 1,250,000 shares of the authorized Common Stock of the Corporation are hereby designated as Class B Common Stock (**"Class B Common Stock"**), (ii) 9,850,000 shares of the authorized Preferred Stock of the Corporation are hereby designated **"Series Seed Preferred Stock"**, and (ii) 1,250,000 shares of the authorized Preferred Stock of the Corporation are hereby designated **"Series Seed-1 Preferred Stock"**. The following is a statement of the designations and the rights, powers and privileges, and the qualifications, limitations or restrictions thereof, in respect of each class of capital stock of the Corporation.

A.   COMMON STOCK

1.   **General.** The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth herein.

2.   **Voting.** The holders of the Common Stock (excluding the Class B Common Stock) are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). The Class B Common Stock are and shall be non-voting shares, and shall not be entitled to vote on any matter presented to the

- 1 -

stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation or by written consent of stockholders in lieu of meeting. Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B.   PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock.   Unless otherwise indicated, references to "Sections" in this Part B of this Article IV refer to sections of this Part B.

1.   Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

1.1   Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price (as defined below) for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "*Original Issue Price*" shall mean (i) $0.2496 per share for the Series Seed Preferred Stock, and (ii) $1.04 per share for the Series Seed-1 Preferred Stock.

1.2   Payments to Holders After Preference. In the event of any voluntary or involuntary liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation shall be distributed among the holders of shares of Common Stock and Preferred Stock, on a pro rata and *pari passu* basis, based upon the number of shares held by each such holder (assuming, for purposes of the payment, that all Preferred Stock was converted to Common Stock immediately prior to such distribution).

1.3   Deemed Liquidation Events.

1.3.1   Definition.   Each of the following events shall be considered a "***Deemed Liquidation Event***" unless the holders of at least a majority of the outstanding shares of Series Seed Preferred Stock (voting as a single class on an as-converted basis), the "***Requisite Holders***", elect otherwise by written notice sent to the Corporation at least five (5) days prior to the effective date of any such event:

(a)   a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of Options (as defined below) outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b)   the sale, lease, transfer or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2   Allocation of Escrow.   In the event of a Deemed Liquidation Event pursuant to Section 1.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is placed into escrow, the definitive agreement for such transaction shall provide that the portion of such consideration that is placed in escrow shall be allocated among the holders of capital stock of the Corporation pro rata based on the amount of such consideration otherwise payable to each stockholder (such that each stockholder has placed in escrow the same percentage of the total consideration payable to such stockholder as every other stockholder).

1.3.3   Amount Deemed Paid or Distributed.   The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2.   Voting.

2.1   General. The Series Seed Preferred Stock are voting shares, such that on any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting) each holder of outstanding shares of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. The Series Seed-1 Preferred Stock are and shall be non-voting shares, and shall not be entitled to vote on any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation or by written consent of stockholders in lieu of meeting. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Series Seed Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Series Seed Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation.

2.2   Election of Directors. The Board of Directors of the Corporation shall consist of at least one (1) but not more than five (5) members. The holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect up to three (3) directors of the Corporation. The remaining directors, if any, shall be elected by the holders of record of the shares of Series Seed Preferred Stock and shares of Common Stock, voting together as a single class on an as converted basis. Any director elected as provided in the preceding sentences may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect such director shall constitute a quorum for the purpose of electing such director.

2.3   Preferred Stock Protective Provisions. At any time when at least fifty one percent (51%) of the initially issued shares of Series Seed Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a)   alter or change the rights, powers or privileges of the Series Seed Preferred Stock, or amend, alter or repeal any provision of this Restated Certificate or the Bylaws of the Corporation, in a way that adversely affects the Series Seed Preferred Stock;

(b)   enter into or materially change the compensation arrangements with the Corporation's executive officers;

(c)   authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to any series of Preferred Stock;

(d)   redeem, retire or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement); or

(e)   acquire all, or substantially all, of the properties, assets or stock of another company or entity; liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any deemed liquidation event, or consent, agree or commit to any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this provision.

3.   **Conversion.** The holders of the Preferred Stock shall have conversion rights as follows (the "*Conversion Rights*"):

3.1   Right to Convert.

3.1.1   Conversion Ratio. Each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for such series of Preferred Stock by the Conversion Price (as defined below) for such series of Series Seed Preferred Stock in effect at the time of conversion. Each share of Series Seed-1 Preferred Stock shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, such number of fully paid and nonassessable shares of Class B Common Stock as is determined by dividing the Original Issue Price for such series of Series Seed-1 Preferred Stock by the Conversion Price (as defined below) for such series of Series Seed-1 Series Seed Preferred Stock in effect at the time of conversion. The "*Conversion Price*" for each series of Preferred Stock shall initially mean the Original Issue Price for such series of Preferred Stock. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

3.1.2   Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event (as defined therein), in the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

      3.2   Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

      3.3   Mechanics of Conversion.

      3.3.1   Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Preferred Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent (a "**Contingency Event**"). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to such holder of Preferred Stock, or to such holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

      3.3.2   Reservation of Shares. The Corporation shall at all times while any share of Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock (whether Class B Common Stock or

Common Stock) as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action that may, in the opinion of its counsel, be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.3   Effect of Conversion. All shares of Preferred Stock that shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock (or, in the case of Series Seed-1 Preferred Stock, shares of Class B Common Stock) in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4   No Further Adjustment.   Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock shall be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Common Stock delivered upon conversion.

3.4   Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "***Original Issue Date***" for such series of Preferred Stock) effect a subdivision of the outstanding Common Stock, the Conversion Price for such series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date for a series of Preferred Stock combine the outstanding shares of Common Stock, the Conversion Price for such series of Preferred Stock in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 shall become effective at the close of business on the date the subdivision or combination becomes effective.

3.5   Adjustment for Certain Dividends and Distributions.   In the event the Corporation at any time or from time to time after the Original Issue Date for a series of

Preferred Stock shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

> (a)   the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

> (b)   the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.6   <u>Adjustments for Other Dividends and Distributions</u>. In the event the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the holders of such series of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities in an amount equal to the amount of such securities as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.7   <u>Adjustment for Reclassification, Exchange and Substitution</u>. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (<u>other</u> <u>than</u> by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock shall have the right thereafter to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.8   Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if there shall occur any consolidation or merger involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, provision shall be made that each share of such series of Preferred Stock shall thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to such event, into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to such consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of such series of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Rate of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of such series of Preferred Stock.

3.10   Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, with gross proceeds to the Corporation and the selling stockholders of not less than $25 million (before deduction of underwriters' commissions and expenses) or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "***Mandatory Conversion Time***"), (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.11 <u>Procedural Requirements</u>. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Certificate of Incorporation, such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. **Dividends.** All dividends shall be declared pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock is to be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5. **Redeemed or Otherwise Acquired Shares.** Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

6.   **Waiver.** Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

7.   **Notice of Record Date.** In the event:

(a)   the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b)   of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c)   of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least 20 days prior to the earlier of the record date or effective date for the event specified in such notice.

8.   **Notices**. Except as otherwise provided herein, any notice required or permitted by the provisions of this Article IV to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

ARTICLE V: PREEMPTIVE RIGHTS.

No stockholder of the Corporation shall have a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and any stockholder.

ARTICLE VI: STOCK REPURCHASES.

In connection with repurchases by the Corporation of its Common Stock from employees, officers, directors, advisors, consultants or other persons performing services for the

Corporation or any subsidiary pursuant to agreements under which the Corporation has the option to repurchase such shares at cost upon the occurrence of certain events, such as the termination of employment, Sections 502 and 503 of the Corporations Code of the State of California shall not apply in all or in part with respect to such repurchases.

ARTICLE VII: BYLAW PROVISIONS.

A.   AMENDMENT OF BYLAWS. Subject to any additional vote required by the Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

B.   NUMBER OF DIRECTORS. The number of directors of the Corporation shall be determined in the manner set forth in this Restated Certificate and the Bylaws of the Corporation.

C.   BALLOT. Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

D.   MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws of the Corporation.

ARTICLE VIII: DIRECTOR LIABILITY.

A.   LIMITATION. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article VIII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article VIII by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

B.   INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C.   MODIFICATION. Any amendment, repeal or modification of the foregoing provisions of this Article VIII shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE IX: CORPORATE OPPORTUNITIES.

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. An "***Excluded Opportunity***" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, "***Covered Persons***"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

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